SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                New Systems, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   648854 10 7
                                   -----------
                                 (CUSIP Number)

                           Martin Eric Weisberg, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                               New York, NY 10174

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 23, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Tremor Entertainment Inc.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]

         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)               WC and OO

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [  ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization                     California

--------------------------------------------------------------------------------
                      7.       Sole Voting Power                        -0-

Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                      -0-
By Each               ----------------------------------------------------------
Reporting
Person With           9.       Sole Dispositive Power             1,800,000
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power                 -0-
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,800,000
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         53.7%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------

                                  Page 2 of 23


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Steven Oshinsky
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)   WC and OO

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   United States of America

-------------------------------------------------------------------------------
                      7.       Sole Voting Power                  -0-

Number of             ---------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                -0-
By Each               ---------------------------------------------------------
Reporting
Person With           9.       Sole Dispositive Power             -0-
                      ---------------------------------------------------------

                      10.      Shared Dispositive Power  -1,800,000- (Steven
--------------------------------------------------------------------------------
Oshinsky may be deemed to have shared dispositive power over the 1,800,000
--------------------------------------------------------------------------------
shares by virtue of being the General Manager of RAM Capital Management Trust,
--------------------------------------------------------------------------------
which is the majority shareholder and controlling person of Tremor Entertainment
--------------------------------------------------------------------------------
Inc.)
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------
-1,800,000- (Steven Oshinsky may be deemed to be the beneficial owner of the
--------------------------------------------------------------------------------
1,800,000 shares by virtue of being the General Manager of RAM Capital
--------------------------------------------------------------------------------
Management Trust , which is the majority shareholder and controlling person of
--------------------------------------------------------------------------------
Tremor Entertainment Inc.)

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         53.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------


                                  Page 3 of 23


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Karl Flowers
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)   WC and OO

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization      United States of America

--------------------------------------------------------------------------------

                      7.       Sole Voting Power                        -0-
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                      -0-
By Each               ----------------------------------------------------------
Reporting
Person With           9.       Sole Dispositive Power                   -0-
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power                 -0-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         -0-
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------


                                  Page 4 of 23


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Martin Eric Weisberg
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)   WC and OO

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization      United States of America

--------------------------------------------------------------------------------

                      7.       Sole Voting Power                        -0-
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                      -0-
By Each               ----------------------------------------------------------
Reporting
Person With           9.       Sole Dispositive Power                   -0-
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power                 -0-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         -0-
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

                                  Page 5 of 23

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         RAM Capital Management Trust
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

7.       SEC Use Only
--------------------------------------------------------------------------------

8.       Source of Funds (See Instructions)   WC and OO
--------------------------------------------------------------------------------

9.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]

--------------------------------------------------------------------------------

10.      Citizenship or Place of Organization   United States of America
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                           -0-
                      ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                         -0-
                      ----------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power                      -0-
                      ----------------------------------------------------------
Person With
                      10.      Shared Dispositive Power         -1,800,000- (RAM
--------------------------------------------------------------------------------
Capital Management Trust may be deemed  to have shared dispositive power over the
--------------------------------------------------------------------------------
1,800,000 shares by virtue of being the majority shareholder and controlling
--------------------------------------------------------------------------------
person of Tremor Entertainment Inc.)
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person -1,800,000-
--------------------------------------------------------------------------------
(RAM Capital Management Trust may be deemed to be the beneficial owner of the
--------------------------------------------------------------------------------
1,800,000 shares by virtue of being the majority shareholder and controlling
--------------------------------------------------------------------------------
person of Tremor Entertainment Inc.)
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         53.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         OO
--------------------------------------------------------------------------------

                                  Page 6 of 23

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the purchase of 1,800,000 shares (the
"Shares") of common stock, par value $.001 per share (the "Common Stock"), of New Systems, Inc., a Nevada corporation ("NEWY"). The address of the Company's principal executive offices is 3040 East Commercial Blvd., Ft. Lauderdale, FL
33308.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by Tremor Entertainment Inc.
("Tremor").

         (b) Tremor's principal office and principal business address is 2621
West Empire Avenue, Burbank, CA 91504.

         (c) Tremor is principally engaged in the business of developing interactive entertainment software for popular video game consoles.

         (d) Since its inception in August 1998, Tremor has not been convicted in a criminal proceeding.

         (e) Since its inception in August 1998, Tremor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Tremor is a California corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price to acquire the Shares from Ram Venture
Holdings Corp. ("RAMVH") and KM Financial, Inc. ("KM"), was $505,000. Tremor made an initial payment to RAMVH and KM at the closing in the aggregate amount of $5,000 (the "Initial Payment") and will make two deferred payments, each in the aggregate amount of $250,000, in September 2001 and December 2001, respectively (the "Deferred Payments"). The Initial Payment was made with the use of funds from Tremor's working capital. It is presently anticipated that the Deferred Payments will be made through the use of proceeds received from future equity financings by Tremor and/or its affiliates. In connection with the purchase of the Shares, RAMVH, for itself and as agent for KM, has entered into a non-recourse pledge agreement with Ram Capital Management Trust ("RAMCM"), the controlling shareholder of Tremor, whereby RAMCM has pledged shares of RAMVH to RAMVH and KM as security for the Deferred Payments.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of Tremor's purchase of the Shares is to acquire control over NEWY, which would accommodate Tremor's plan to subsequently merge New
Tremor Acquisition Corp., a California corporation ("Acquisition") and wholly-owned subsidiary of NEWY, with and into Tremor, with Tremor as the surviving corporation, pursuant to an Agreement and Plan of Merger

                                  Page 7 of 23

proposed to be entered into by and among Tremor, NEWY and Acquisition.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Tremor is the beneficial owner of the Shares. The Shares represent
53.7% of the Common Stock issued and outstanding.

         (b) Pursuant to a stock purchase agreement entered into by and among Tremor, RAMV and KM, Tremor has granted to RAMV and KM a proxy to vote the Shares until the effective time of the merger referred to in Item 4 above.
Accordingly, Tremor has no voting power over the Shares, but has sole power to dispose of the Shares.

         (c) Tremor has not effected any transactions in the Common Stock of NEWY during the past 60 days, with the exception of the acquisition of the Shares disclosed in this Schedule 13D filed by Tremor.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Other than as set forth in this Schedule 13D, to the knowledge of Tremor, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Tremor and any other person named in
Item 2 of this Schedule 13D with respect to any securities of NEWY, including but not limited to transfer or voting of any securities of NEWY, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of NEWY.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   Stock Purchase Agreement by and among Tremor Entertainment Inc., RAM
            Venture Holdings Corp. and KM Financial, Inc., dated as of July 23,
            2001.

Exhibit 2   Non-Recourse Stock Pledge Agreement by and between RAM Venture
            Holdings Corp., for itself and as agent for KM Financial, Inc., and RAM Capital Management Trust, dated as of July 23, 2001.


                                  Page 8 of 23

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the purchase of 1,800,000 shares (the
"Shares") of common stock, par value $.001 per share (the "Common Stock"), of New Systems, Inc., a Nevada corporation ("NEWY") by Tremor Entertainment Inc., a
California corporation ("Tremor"). The address of the Company's principal executive offices is 3040 East Commercial Blvd., Ft. Lauderdale, FL 33308.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by Steven Oshinsky.

         (b) Mr. Oshinsky's address is c/o Tremor Entertainment Inc., 2621 West
Empire Avenue, Burbank, CA 91504.

         (c) Mr. Oshinsky is Chief Executive Officer of Tremor. Tremor is principally engaged in the business of developing interactive entertainment software for popular video game consoles. Tremor's address is 2521 West Empire
Avenue, Burbank, CA 91504.

         (d) During the last five years, Mr. Oshinsky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Oshinsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Oshinsky is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price to acquire the Shares from Ram Venture
Holdings Corp. ("RAMVH") and KM Financial, Inc. ("KM"), was $505,000. Tremor made an initial payment to RAMVH and KM at the closing in the aggregate amount of $5,000 (the "Initial Payment") and will make two deferred payments, each in the aggregate amount of $250,000, in September 2001 and December 2001, respectively (the "Deferred Payments"). The Initial Payment was made with the use of funds from Tremor's working capital. It is presently anticipated that the Deferred Payments will be made through the use of proceeds received from future equity financings by Tremor and/or its affiliates. In connection with the purchase of the Shares, RAMVH, for itself and as agent for KM, has entered into a non-recourse pledge agreement with Ram Capital Management Trust ("RAMCM"), the controlling shareholder of Tremor, whereby RAMCM has pledged shares of RAMVH to RAMVH and KM as security for the Deferred Payments.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of Tremor's purchase of the Shares is to acquire control over NEWY, which would accommodate Tremor's plan to subsequently merge New
Tremor Acquisition


                                  Page 9 of 23

Corp., a California corporation ("Acquisition") and wholly-owned subsidiary of NEWY, with and into Tremor, with Tremor as the surviving corporation, pursuant to an Agreement and Plan of Merger proposed to be entered into by and among Tremor, NEWY and Acquisition.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Oshinsky may be deemed to be a beneficial owner of the Shares by virtue of being the General Manager of RAMCM, which is the majority shareholder and controlling person of Tremor. The Shares represent 53.7% of the Common Stock outstanding.

         (b) Mr. Oshinsky may be deemed to have dispositive power over the Shares by virtue of being the General Manager of RAMCM, which is the majority shareholder and controlling person of Tremor, but does not have the power to vote the Shares.

         (c) The following is a schedule of the transactions effected by Mr.
Oshinsky, as General Manager of RAMCM, in NEWY's capital stock since May 23,
2001, the 60 day period prior to the date of the event which required the initial filing of this Schedule 13D:

  Date of          Number of Shares
  -------          ----------------
Transaction    Acquired      Disposed of     Price       Nature of Transaction
-----------    --------      -----------     -----       ---------------------
 05/31/01         500                         $1.26        Open Market Purchase
 05/31/01         500                         $1.09        Open Market Purchase
 06/01/01       2,000                         $1.15        Open Market Purchase
 06/01/01         500                         $1.18        Open Market Purchase
 06/01/01         500                         $1.15        Open Market Purchase
 06/01/01         600                         $1.20        Open Market Purchase
 06/01/01       1,000                         $1.25        Open Market Purchase
 06/01/01       1,400                         $1.18        Open Market Purchase
 06/01/01       2,000                         $1.20        Open Market Purchase
 06/01/01       1,000                         $1.25        Open Market Purchase
 06/04/01                       1,000         $1.25        Open Market Sale
 06/04/01                       1,000         $1.25        Open Market Sale
 06/04/01                         500         $1.20        Open Market Sale
 07/18/01                         500         $1.20        Open Market Sale
 07/18/01                         500         $1.26        Open Market Sale
 07/20/01       2,500                         $1.098       Open Market Purchase

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Other than as set forth in this Schedule 13D, to the knowledge of Mr.
Oshinsky, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Oshinsky and any other person named in Item 2 of this Schedule 13D with respect to any securities of NEWY, including but not limited to transfer or voting of any securities of NEWY,


                                 Page 10 of 23

finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of NEWY.


                                 Page 11 of 23


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the purchase of 1,800,000 shares (the
"Shares") of common stock, par value $.001 per share (the "Common Stock"), of New Systems, Inc., a Nevada corporation ("NEWY") by Tremor Entertainment Inc., a
California corporation ("Tremor"). The address of the Company's principal executive offices is 3040 East Commercial Blvd., Ft. Lauderdale, FL 33308.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by Karl Flowers.

         (b) Mr. Flowers's address is c/o Tremor Entertainment Inc., 2621 West
Empire Avenue, Burbank, CA 91504.

         (c) Mr. Flowers is a director of Tremor. Tremor is principally engaged in the business of developing interactive entertainment software for popular video game consoles. Tremor's address is 2521 West Empire Avenue, Burbank, CA
91504.

         (d) During the last five years, Mr. Flowers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Flowers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Flowers is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price to acquire the Shares from Ram Venture
Holdings Corp. ("RAMVH") and KM Financial, Inc. ("KM"), was $505,000. Tremor made an initial payment to RAMVH and KM at the closing in the aggregate amount of $5,000 (the "Initial Payment") and will make two deferred payments, each in the aggregate amount of $250,000, in September 2001 and December 2001, respectively (the "Deferred Payments"). The Initial Payment was made with the use of funds from Tremor's working capital. It is presently anticipated that the Deferred Payments will be made through the use of proceeds received from future equity financings by Tremor and/or its affiliates. In connection with the purchase of the Shares, RAMVH, for itself and as agent for KM, has entered into a non-recourse pledge agreement with Ram Capital Management Trust ("RAMCM"), the controlling shareholder of Tremor, whereby RAMCM has pledged shares of RAMVH to RAMVH and KM as security for the Deferred Payments.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of Tremor's purchase of the Shares is to acquire control over NEWY, which

                                 Page 12 of 23

would accommodate Tremor's plan to subsequently merge New Tremor Acquisition
Corp., a California corporation ("Acquisition") and wholly-owned subsidiary of NEWY, with and into Tremor, with Tremor as the surviving corporation, pursuant to an Agreement and Plan of Merger proposed to be entered into by and among Tremor, NEWY and Acquisition.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Flowers is not a beneficial owner of the Shares.

         (b) Mr. Flowers does not have the power to vote or dispose of the Shares.

         (c) Mr. Flowers has not effected any transactions in the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

         Other than as set forth in this Schedule 13D, to the knowledge of Mr.
Flowers, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Flowers and any other person named in Item 2 of this Schedule 13D with respect to any securities of NEWY, including but not limited to transfer or voting of any securities of NEWY, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of NEWY.


                                 Page 13 of 23

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the purchase of 1,800,000 shares (the
"Shares") of common stock, par value $.001 per share (the "Common Stock"), of New Systems, Inc., a Nevada corporation ("NEWY") by Tremor Entertainment Inc., a
California corporation ("Tremor"). The address of the Company's principal executive offices is 3040 East Commercial Blvd., Ft. Lauderdale, FL 33308.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by Martin Eric Weisberg.

         (b) Mr. Weisberg's address is c/o Jenkens & Gilchrist Parker Chapin
LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY 10174.

         (c) Mr. Weisberg is a director of Tremor. Tremor is principally engaged in the business of developing interactive entertainment software for popular video game consoles. Tremor's address is 2521 West Empire Avenue, Burbank, CA
91504.

         (d) During the last five years, Mr. Weisberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Weisberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Weisberg is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price to acquire the Shares from Ram Venture
Holdings Corp. ("RAMVH") and KM Financial, Inc. ("KM"), was $505,000. Tremor made an initial payment to RAMVH and KM at the closing in the aggregate amount of $5,000 (the "Initial Payment") and will make two deferred payments, each in the aggregate amount of $250,000, in September 2001 and December 2001, respectively (the "Deferred Payments"). The Initial Payment was made with the use of funds from Tremor's working capital. It is presently anticipated that the Deferred Payments will be made through the use of proceeds received from future equity financings by Tremor and/or its affiliates. In connection with the purchase of the Shares, RAMVH, for itself and as agent for KM, has entered into a non-recourse pledge agreement with Ram Capital Management Trust ("RAMCM"), the controlling shareholder of Tremor, whereby RAMCM has pledged shares of RAMVH to RAMVH and KM as security for the Deferred Payments.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of Tremor's purchase of the Shares is to acquire control over NEWY, which would accommodate Tremor's plan to subsequently merge New
Tremor Acquisition Corp., a

                                 Page 14 of 23

California corporation ("Acquisition") and wholly-owned subsidiary of NEWY, with and into Tremor, with Tremor as the surviving corporation, pursuant to an Agreement and Plan of Merger proposed to be entered into by and among Tremor, NEWY and Acquisition.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Weisberg is not a beneficial owner of the Shares.

         (b) Mr. Weisberg does not have the power to vote or dispose of the Shares.

         (c) Mr. Weisberg has not effected any transactions in the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

         Other than as set forth in this Schedule 13D, to the knowledge of Mr.
Weisberg, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Weisberg and any other person named in Item 2 of this Schedule 13D with respect to any securities of NEWY, including but not limited to transfer or voting of any securities of NEWY, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of NEWY.


                                 Page 15 of 23

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the purchase of 1,800,000 shares (the
"Shares") of common stock, par value $.001 per share (the "Common Stock"), of New Systems, Inc., a Nevada corporation ("NEWY") by Tremor Entertainment Inc., a
California corporation ("Tremor"). The address of the Company's principal executive offices is 3040 East Commercial Blvd., Ft. Lauderdale, FL 33308.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by RAM Capital Management Trust
("RAMCM").

         (b) RAMCM's principal office and principal business address 23350
Water Circle, Boca Raton, FL  33486.

         (c) RAMCM is principally engaged in the business of private and corporate finance.

         (d) Since its inception in June 24, 1998, RAMCM has not been convicted in a criminal proceeding.

         (e) Since its inception in June 24, 1998, RAMCM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      RAMCM is a Massachusetts Business Trust.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price to acquire the Shares from Ram Venture
Holdings Corp. ("RAMVH") and KM Financial, Inc. ("KM"), was $505,000. Tremor made an initial payment to RAMVH and KM at the closing in the aggregate amount of $5,000 (the "Initial Payment") and will make two deferred payments, each in the aggregate amount of $250,000, in September 2001 and December 2001, respectively (the "Deferred Payments"). The Initial Payment was made with the use of funds from Tremor's working capital. It is presently anticipated that the Deferred Payments will be made through the use of proceeds received from future equity financings by Tremor and/or its affiliates. In connection with the purchase of the Shares, RAMVH, for itself and as agent for KM, has entered into a non-recourse pledge agreement with RAMCM, whereby RAMCM has pledged shares of RAMVH to RAMVH and KM as security for the Deferred Payments.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of Tremor's purchase of the Shares is to acquire control over NEWY, which would accommodate Tremor's plan to subsequently merge New
Tremor Acquisition Corp., a California corporation ("Acquisition") and wholly-owned subsidiary of NEWY, with and into Tremor, with Tremor as the surviving corporation, pursuant to an Agreement and Plan of Merger

                                 Page 16 of 23

proposed to be entered into by and among Tremor, NEWY and Acquisition.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) RAMCM, by virtue of being the majority shareholder and controlling person of Tremor, may be deemed to be a beneficial owner of the Shares. The
Shares represent 53.7% of the Common Stock issued and outstanding.

         (b) RAMCM, by virtue of being the majority shareholder and controlling person of Tremor, may be deemed to have the shared dispositive power over the Shares, but RAMCM has no voting power over the Shares.

         (c) The following is a schedule of the transactions of RAMCM in NEWY's capital stock since May 23, 2001, the 60 day period prior to the date of the event which required the initial filing of this Schedule 13D:

   Date of          Number of Shares
   -------          ----------------
Transaction     Acquired     Disposed of    Price       Nature of Transaction
-----------     --------     -----------    -----       ---------------------
 05/31/01          500                       $1.26        Open Market Purchase
 05/31/01          500                       $1.09        Open Market Purchase
 06/01/01        2,000                       $1.15        Open Market Purchase
 06/01/01          500                       $1.18        Open Market Purchase
 06/01/01          500                       $1.15        Open Market Purchase
 06/01/01          600                       $1.20        Open Market Purchase
 06/01/01        1,000                       $1.25        Open Market Purchase
 06/01/01        1,400                       $1.18        Open Market Purchase
 06/01/01        2,000                       $1.20        Open Market Purchase
 06/01/01        1,000                       $1.25        Open Market Purchase
 06/04/01                      1,000         $1.25        Open Market Sale
 06/04/01                      1,000         $1.25        Open Market Sale
 06/04/01                        500         $1.20        Open Market Sale
 07/18/01                        500         $1.20        Open Market Sale
 07/18/01                        500         $1.26        Open Market Sale
 07/20/01        2,500                       $1.098       Open Market Purchase


         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Other than as set forth in this Schedule 13D, to the knowledge of RAMCM, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between RAMCM and any other person named in
Item 2 of this Schedule 13D with respect to any securities of NEWY, including but not limited to transfer or voting of any securities of NEWY, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits,

                                 Page 17 of 23

division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of NEWY.


                                 Page 18 of 23


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: August 2, 2001

                                               TREMOR ENTERTAINMENT INC.


                                               By: /s/ Steven Oshinsky
                                                  ------------------------------
                                                  Name:  Steven Oshinsky
                                                  Title: Chief Executive Officer



                                 Page 19 of 23



                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: August 2, 2001


                                                     /s/ Steven Oshinsky
                                                  ------------------------------
                                                          Steven Oshinsky


                                 Page 19 of 23


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: August 2, 2001


                                                       /s/Karl Flowers
                                                  ------------------------------
                                                          Karl Flowers



                                 Page 21 of 23


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: August 2, 2001

                                                    /s/Martin Eric Weisberg
                                                  ------------------------------
                                                       Martin Eric Weisberg



                                 Page 22 of 23

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: August 2, 2001



                                                 RAM CAPITAL MANAGEMENT TRUST


                                                 By: /s/ Steven Oshinsky
                                                    ----------------------------
                                                    Name:  Steven Oshinsky
                                                    Title:    General Manager
